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As filed with the U.S. Securities and Exchange Commission on April 11, 2005

Registration No. 333-119617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

eLong, Inc.
(Exact name of issuer of deposited securities as specified in its charter)

eLong, Inc.
(Translation of issuer's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8440
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒  immediately upon filing

☐  on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of eLong, Inc.	N/A	N/A	N/A	N/A

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the amended form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that eLONG, INC. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement dated as of October 23, 2004 among eLong, Inc., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement 333-119617.
(a)(2)	Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement, including the form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement No. 333-119617, which is incorporated herein by reference.
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Previously filed on the signature pages to Registration Statement No. 333-119617, which is incorporated herein by reference.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 8, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, eLong, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China, on April 8, 2005.

eLong, Inc.
By:	/s/ DEREK PALASCHUK Name: Derek Palaschuk Title: Chief Financial Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JUSTIN TANG Justin Tang	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	April 8, 2005
/s/ DEREK PALASCHUK Derek Palaschuk	Chief Financial Officer (principal financial and accounting officer)	April 8, 2005
* Xiaojian Zhong	Director	April 8, 2005
/s/ BARNEY HARFORD Barney Harford	Director	April 6, 2005
/s/ MIKE DOYLE Mike Doyle	Director	April 7, 2005
/s/ DIARMUID RUSSELL Diarmuid Russell	Director	April 7, 2005
/s/ DERMOT HALPIN Dermot Halpin	Director	April 7, 2005
/s/ CAMERON JONES Cameron Jones	Director	April 7, 2005
/s/ ARTHUR HOFFMAN Arthur Hoffman	Director	April 7, 2005
*By:	/s/ DEREK PALASCHUK Derek Palaschuk Power-of-Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of eLong, Inc., has signed this Post-Effective Amendment to Registration Statement on Form F-6 in Bellevue, Washington on April 6, 2005.

eLong, Inc.
By:	/s/ BARNEY HARFORD Name: Barney Harford Title: Director

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS